Form 10-K, Exhibit 13
period 1993-12-31
ML VENTURE PARTNERS II LP
filed 1994-03-30
CIK 789538

Item 5.   Other Information.

On February 25, 1993, the Partnership purchased 253,600 shares of preferred stock of Corporate Express, Inc. for $431,120. This investment is in addition to the 507,200 shares of preferred stock and 442,136 shares of common stock previously held by the Partnership.

On February 26, 1993, the Partnership invested $228,000 in a 10% promissory note from Diatech, Inc. This investment is in addition to the 1,050,000 shares of preferred stock previously held by the Partnership.

During the quarter ended March 31, 1993, in connection with the Partnership's remaining commitment to invest in Horizon Cellular Telephone Company, L.P., the Partnership completed a $450,000 follow-on investment by acquiring an $84,375 promissory note and 4.5 shares of common stock of SPTHOR Corporation and a $337,500 promissory note from HCTC Investment, L.P. This investment is in addition to the 12 shares of common stock and the $225,000 promissory note of SPTHOR and the $900,000 promissory note of HCTC previously held by the Partnership. At March 31, 1993, the Partnership's investment in Horizon Cellular totaled $1.7 million.