Form 10-K, Exhibit 13
period 1993-12-31
ML VENTURE PARTNERS II LP
filed 1994-03-30
CIK 789538

Item 5.   Other Information.

On April 15, 1993 and on June 3, 1993, the Partnership purchased 702,427 preferred shares, warrants to purchase 217,915 preferred shares and warrants to purchase 295,827 common shares of Inference Corporation for $894,065. Inference, located in El Segundo, California, designs and markets client/server application software development tools.

On April 19, 1993, the Partnership purchased 153,450 preferred shares of Corporate Express, Inc. for $537,075. This investment is in addition to the 760,800 preferred shares and 442,136 common shares previously held by the Partnership.

On June 9, 1993, the Partnership purchased 531,400 preferred shares of Occusystems, Inc. for $2,657,000. Occusystems, located in Dallas, Texas, owns and operates health centers serving the workers compensation marketplace.

On June 17, 1993, in connection with the Partnership's remaining commitment to invest in Horizon Cellular Telephone Company, L.P., the Partnership completed a $240,000 follow-on investment, acquiring a $45,000 promissory note and 2.4 common shares of SPTHOR Corporation and a $180,000 promissory note from HCTC Investment, L.P. This investment is in addition to the 16.5 common shares and the $309,375 promissory note of SPTHOR and the $1,237,500 promissory note of HCTC previously held by the Partnership. At June 30, 1993, the Partnership's investment in Horizon Cellular totaled $1.9 million.

On June 24, 1993, the Partnership invested $266,000 in a 10% subordinated note from Diatech, Inc. This investment is in addition to the 1,050,000 preferred shares and the $228,000 subordinated note previously held by the Partnership.