Form 10-K, Exhibit 13
period 1993-12-31
ML VENTURE PARTNERS II LP
filed 1994-03-30
CIK 789538

PART II - OTHER INFORMATION

Item 1.   Legal Proceedings.

The Partnership has been named as a defendant in an action relating to its ownership of securities of In-Store Advertising, Inc. ("In-Store Advertising"). On or about July 16, 1993, a Second Amended Consolidated Class Action Complaint (the "Amended Complaint") was filed in the United States District Court for the Southern District of New York in the In Re In-Store Advertising Securities Litigation. The action is a purported class action suit wherein the plaintiffs (the "Plaintiffs") are persons who allegedly purchased shares of In-Store Advertising common stock in the July 19, 1990 initial public offering (the "Offering") and through November 8, 1990. The defendants named in the Amended Complaint include present and former individual officers and directors of In-Store Advertising, the underwriters involved in the Offering, KPMG Peat Marwick (In-Store Advertising's auditors) and certain other defendants, including the Partnership, who owned In-Store Advertising securities prior to the Offering (the "Venture Capital Defendants"). Prior to the filing of the Amended Complaint, In-Store Advertising filed a "prepackaged" plan in U.S. Bankruptcy Court pursuant to Chapter XI of the U.S. Bankruptcy Code.

The Amended Complaint alleges violations under Sections 11, 12(2) and 15 of the Securities Act of 1933, as amended (the "1933 Act"), Section 10(b) and 20 of the Securities Exchange Act of 1934, as amended (the "1934 Act") and Rule 10b-5 promulgated thereunder, and common law claims of negligent misrepresentation, fraud and deceit in connection with the sale of securities. The Plaintiffs seek rescission of the purchases of In-Store Advertising's common stock to the extent the members of the alleged classes still hold their shares, together with damages and certain costs and expenses.

The Amended Complaint alleges that the Venture Capital Defendants are liable under Section 10(b) of the 1934 Act and Rule 10b-5, and are also liable as controlling persons of In-Store Advertising within the meaning of Section 15 of the 1933 Act and Section 20(a) of the 1934 Act. The Venture Capital Defendants are also being sued as alleged knowing and substantial aiders and abettors of the other defendants' wrongful conduct and under common law fraud and negligence theories. An individual director of In-Store Advertising, named as a defendant in the action, was a Vice President of Merrill Lynch Venture Capital Inc., the General Partner of the Managing General Partner of the Partnership. The Partnership believes that it has meritorious defenses to the allegations in the Amended Complaint (see Note 8 of Notes to Financial Statements).

Item 2.   Changes in Securities.

Not applicable.

Item 3.   Defaults Upon Senior Securities.

Not applicable.

Item 4.   Submission of Matters to a Vote of Security Holders.

No matter was submitted to a vote of security holders during the quarter covered by this report.

Item 5.   Other Information.

On August 27, 1993, the Partnership purchased 2,357 common shares and 372,144 preferred shares of Trancel Corporation. On September 1, 1993, as a result of a restructuring and merger, the Partnership exchanged its preferred shares and common shares of Trancel Corporation for preferred shares of Neocrin Corporation. Additionally on September 20, 1993, the Partnership purchased 463,408 preferred shares of Neocrin Corporation for $463,408. These investments were in addition to the 2,021,541 preferred shares and 15,840 common shares of Trancel Corporation owned by the Partnership at June 30, 1993.

During the quarter ended September 30, 1993, the Partnership completed the funding of its $3.45 million investment commitment to Horizon Cellular Telephone Company, L.P. The Partnership made follow-on investments totaling $1.56 million, acquiring a $292,500 promissory note and 15.6 common shares of SPTHOR Corporation and a $1.17 million promissory note from HCTC Investment, L.P. This investment is in addition to the 18.9 common shares and the $354,375 promissory note of SPTHOR and the $1,417,500 promissory note of HCTC previously held by the Partnership.