Form 10-K, Exhibit 13
period 1994-12-31
ML VENTURE PARTNERS II LP
filed 1995-03-28
CIK 789538

Exhibit 13(b)

On May 23, 1994, the Partnership purchased 232,298 shares of preferred stock of Photon Dynamics, Inc. for $418,136. This investment is in addition to the 990,530 shares of preferred stock previously owned by the Partnership.

On June 21, 1994, the Partnership purchased a 9.25% convertible note of Neocrin Corporation for $317,592. This investment is in addition to the 1,586,831 shares of preferred stock previously owned by the Partnership.