Form 10-K, Exhibit 13
period 1995-12-31
ML VENTURE PARTNERS II LP
filed 1996-03-28
CIK 789538

Exhibit 13(a)

In January 1995, the Partnership converted promissory notes totaling $629,176 due from Neocrin Company and $21,089 of accrued interest into 130,052 shares of preferred stock of the company. Additionally, the Partnership received a warrant to purchase 13,005 shares of Neocrin preferred stock at $5.00 per share in connection with the conversion.

On February 14, 1995, the Partnership exercised warrants to purchase 42,217 common shares of United States Paging Corporation for $78,750. On February 17, 1995, Mobile Telecommunications Technologies Corporation ("MTEL") completed its merger with United States Paging Corporation. In connection with the merger, the Partnership exchanged its U.S. Paging holdings for 204,291 shares of MTEL common stock.

On March 6, 1995, the Partnership purchased 250,000 shares of Raytel Corporation preferred stock for $483,278.

In connection with a recapitalization and equity financing of Clarus Medical Systems, Inc. completed in March 1995, the Partnership invested an additional $70,202 and converted its 507,458 preferred shares and its $136,623 promissory note due from Clarus along with accrued interest of $4,649 into 754,748 preferred shares of the company. The Partnership also received warrants to purchase 23,401 common shares at $.01 per share and 14,127 preferred shares at $1.00 per share in connection with this transaction.