Form 10-K, Exhibit 13
period 1995-12-31
ML VENTURE PARTNERS II LP
filed 1996-03-28
CIK 789538

Exhibit 13(b)

On May 3, 1995, the Partnership purchased 70,202 shares of Clarus Medical Systems, Inc. preferred stock and a warrant to purchase 23,401 common shares of Clarus for $70,202.

On May 15, 1995, the Partnership purchased 91,502 shares of Diatech, Inc. preferred stock for $366,008.

On June 19, 1995, the Partnership purchased 2,000,000 shares of Biocircuits Corporation preferred stock and a warrant to purchase 1,207,062 shares of Biocircuits preferred stock for $1,000,000.