Form 10-K, Exhibit 13
period 1995-12-31
ML VENTURE PARTNERS II LP
filed 1996-03-28
CIK 789538

Exhibit 13(c)

On July 3, 1995, the Partnership purchased 70,202 shares of preferred stock of Clarus Medical Systems, Inc. and a warrant to purchase 23,401 shares of Clarus common stock at $0.01 per share for a total of $70,202.

In September 1995, the Partnership exercised warrants to purchase 2,417 shares of Ligand Pharmaceuticals Inc. for $10,719.