Form 10-K, Exhibit 13
period 1996-12-31
ML VENTURE PARTNERS II LP
filed 1997-03-31
CIK 789538

EXHIBIT 13


Item 4.     Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders during the period in which this report covers.

Item 5.     Other Information

In January 1996, the Partnership purchased 36,882 shares of preferred stock of Neocrin Company and a warrant to purchase 922,050 shares of Neocrin preferred stock at $.40 per share for $184,502.

Also in January 1996, the Partnership paid $22,609 to MLMS Cancer Research, Inc. in connection with a call on the non-interest bearing promissory note payable on demand to MLMS. The payment increased the cost basis of the Partnership's common stock investment in the company from $46,957 to $69,566 and reduced the outstanding obligation under the promissory note from $393,043 to $370,434.